

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Scott Long
Chief Executive Officer
NileBuilt Corp. / WY
2701 E. Grauwyler Rd.
Building 1, DPT#1075
Irving, TX 75061

> **Re: NileBuilt Corp. / WY**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 22, 2023**
> **File No. 024-12287**

Dear Scott Long:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Offering Statement of Form 1-A

Cover Page

1. We note your revised disclosure regarding rolling closings and that you continue to reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing, what rights subscribers may have after remitting payment prior to a closing, and whether you may terminate the offering without ever having a closing. Given these offering features please also provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

       Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.